February 13, 2024

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Fitzgerald Sustainable Infrastructure Fund, File Nos. 333-262031 and 811-23773

Ladies and Gentlemen:

On behalf of Cantor Fitzgerald Sustainable Infrastructure Fund (the “Trust”), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, a post-effective amendment to its Registration Statement on Form N-2 pursuant to Rule 486(a) of the Securities Act of 1933, as amended. The purpose of this filing is to add Class S shares to the Trust.

If you have any questions concerning this filing, please contact Terrence Davis at 678-553-7338.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685